Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not for distribution, directly or indirectly, in or into the United States, Canada or Japan. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A registration statement relating to the securities listed below has been filed with the United States Securities and Exchange Commission and became effective on July 6, 2022, New York time. Any public offering of the securities listed below to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about such securities and Sands China Ltd. (including its management and financial statements).

This advertisement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928)

US$700,000,000 2.300% Senior Notes due 2027 (Note Stock Code: 40852)
US$650,000,000 2.850% Senior Notes due 2029 (Note Stock Code: 40853)
US$600,000,000 3.250% Senior Notes due 2031 (Note Stock Code: 40854)
EXTENSION OF OFFER
TO EXCHANGE THE OUTSTANDING NOTES FOR
NEW NOTES OF EQUAL PRINCIPAL AMOUNT WHICH HAVE BEEN REGISTERED UNDER U.S. SECURITIES ACT
Reference is made to the announcements, dated January 25, 2022, April 4, 2022, May 26, 2022, June 21, 2022, July 5, 2022 and July 7, 2022, issued by Sands China Ltd. (the “Company”) in relation to the offer (the “Exchange Offer”) to exchange all of the Company’s outstanding unregistered US$700,000,000 aggregate principal amount of 2.300% senior notes due 2027 (the “Outstanding 2027 Notes”), US$650,000,000 aggregate principal amount of 2.850% senior notes due 2029 (the

“Outstanding 2029 Notes”) and US$600,000,000 aggregate principal amount of 3.250% senior notes due 2031 (the “Outstanding 2031 Notes” and, together with the Outstanding 2027 Notes and Outstanding 2029 Notes, the “Outstanding Notes”) for an equal principal amount of 2.300% senior notes due 2027, 2.850% senior notes due 2029 and 3.250% senior notes due 2031 (together, the “New Notes”), respectively, which have been registered under the United States Securities Act of 1933 (the “U.S. Securities Act”).

The board of directors (the “Board”) of the Company announces that the Exchange Offer, which had been originally scheduled to expire at 5:00 p.m., New York time, on August 4, 2022, has now been extended and will expire at 5:00 p.m., New York time, on August 8, 2022, unless further extended by the Company. All other terms, provisions and conditions of the Exchange Offer will remain in full force and effect.

U.S. Bank Trust Company, National Association has been appointed as exchange agent (the “Exchange Agent”) for the Exchange Offer. Questions and requests for assistance or documents should be directed to US Bank Corporate Trust Services, fax: +1 651-466-7372 or email: Cts.specfinance@usbank.com.

The Company has been informed by the Exchange Agent that, as of 5:00 p.m., New York time, on August 4, 2022, approximately US$697 million (99.6%) in aggregate principal amount of the Outstanding 2027 Notes, approximately US$648 million (99.7%) in aggregate principal amount of the Outstanding 2029 Notes and approximately US$599 million (99.8%) in aggregate principal amount of the Outstanding 2031 Notes had been tendered in the Exchange Offer.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, August 5, 2022

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Robert Glen Goldstein
Wong Ying Wai
Chum Kwan Lock, Grant

Non-Executive Director:
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.
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